VIA EDGAR

Mr. Ryan Rohn

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: DineEquity, Inc.

Form 10-K for the Fiscal Year ended December 31, 2010

Filed March 4, 2011

File No. 001-15283

June 30, 2011

Dear Mr. Rohn:

DineEquity, Inc. (the “Company”) is in receipt of your comment letter dated June 28, 2011 concerning the above-referenced report. Based on our conversation, thank you for extending our time to forward to you our written response to your comment letter. We will file our response via EDGAR by no later than July 29, 2011.

Thank you again for your courtesy and cooperation in this matter.

Sincerely,

/s/ Greggory Kalvin

Greggory Kalvin
Senior Vice President, Corporate Controller
DineEquity, Inc.

cc:                                 Sidley Austin LLP

Imad Qasim